UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    July 31, 2015

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Three Months Ended June 30, 2015 <Under Japanese GAAP>	July 31, 2015

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 14, 2015

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been rounded down.

1.	Consolidated financial results (for the three months ended June 30, 2015)

    (1) Operating results

(Millions of yen, except per share data and percentages)

		Ordinary income		Ordinary profit		Profit attributable to owners of parent
	Three months ended June 30, 2015	¥ 1,259,549	12.6%	¥ 404,473	10.1%	¥ 267,869	16.1%

	Three months ended June 30, 2014	1,118,656	(8.2)	367,448	(20.0)	230,819	(19.9)
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2015: ¥346,618 million [14.3%] (b) for the three months ended June 30, 2014: ¥303,294 million [(16.1)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
		Profit attributable to owners of parent per share		Profit attributable to owners of parent per share (Diluted)
	Three months ended June 30, 2015	¥ 195.92		¥ 195.79

	Three months ended June 30, 2014	168.82		168.72
(2) Financial position
		(Millions of yen, except percentages)
		Total assets		Net assets		Net assets ratio
	June 30, 2015	¥ 187,315,077		¥ 10,919,533		4.9%

	March 31, 2015	183,442,585		10,696,271		4.9

Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2015: ¥ 9,220,032 million (b) as of March 31, 2015: ¥ 9,022,249 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock per share

(Yen)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2015	¥ —	¥ 60	¥ —	¥ 80	¥ 140

Fiscal year ending March 31, 2016	—
Fiscal year ending March 31, 2016 (Forecast)		75	—	75	150

Note:	Dividend forecast remains unchanged.

3. Earnings forecast (for the fiscal year ending March 31, 2016)

(Millions of yen, except percentages)

	Ordinary profit		Profit attributable to owners of parent
Fiscal year ending March 31, 2016	¥ 1,240,000	(6.1)%	¥ 760,000	0.8%

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentages shown in ordinary profit and profit attributable to owners of parent are the increase (decrease) from the previous fiscal year.

* Notes

(1)	There were no changes in material consolidated subsidiaries in the period.

(2)	Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4)	Number of shares issued (common stock)

	As of June 30, 2015	As of March 31, 2015
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	46,816,742 shares	46,814,201 shares

	Three months ended June 30, 2015	Three months ended June 30, 2014
(c) Average number of shares issued in the period	1,367,238,040 shares	1,367,271,075 shares

Note on quarterly review process:

This report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the review process of the quarterly consolidated financial statements has not been completed as of the disclosure of this report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2015 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) reports the financial results for the three months ended June 30, 2015.

1. Operating results

In the three months ended June 30, 2015, gross profit increased by ¥87.5 billion year-on-year to ¥796.0 billion. This was mainly due to Sumitomo Mitsui Banking Corporation (“SMBC”) realizing gains on equity index-linked investment trusts and increasing gains on bonds, as well as SMBC Nikko Securities, Inc. performing well in equity brokerage and foreign bonds sales, and Sumitomo Mitsui Card Company increasing credit card revenue.

General and administrative expenses increased by ¥29.0 billion year-on-year to ¥426.8 billion, due mainly to expenditures by SMBC and SMBC Nikko Securities, Inc. in order to implement measures to enhance top-line growth.

Total credit cost increased by ¥31.7 billion year-on-year to ¥6.5 billion. This was primarily due to a decrease in gains on reversal of reserve for possible losses recognized by SMBC.

Finally, ordinary profit increased by ¥37.0 billion year-on-year to ¥404.5 billion, and profit attributable to owners of parent increased by ¥37.1 billion year-on-year to ¥267.9 billion.

Consolidated		(Billions of yen)

	Three months ended June 30, 2015	Change from the three months ended June 30, 2014
Net business profit	¥ 375.0	¥ 64.4
Gross profit	796.0	87.5
General and administrative expenses	(426.8)	(29.0)
Total credit cost	(6.5)	(31.7)
Ordinary profit	404.5	37.0
Profit attributable to owners of parent	267.9	37.1

SMBC, non-consolidated
Banking profit *	¥ 239.4	¥ 9.8
Gross banking profit	440.4	18.9
Expenses (excluding non-recurring losses)	(201.0)	(9.1)
Total credit cost	20.4	(16.9)
Ordinary profit	262.3	(17.2)
Net income	185.0	(16.1)

* Banking profit (before provision for general reserve for possible loan losses)

2. Financial position

As of June 30, 2015, SMFG’s total assets were ¥187,315.1 billion, an increase of ¥3,872.5 billion compared with March 31, 2015. Net assets increased by ¥223.3 billion to ¥10,919.5 billion compared with March 31, 2015.

As for major account balances, cash and due from banks increased by ¥3,754.5 billion to ¥43,503.5 billion and loans and bills discounted increased by ¥476.4 billion to ¥73,544.6 billion compared with March 31, 2015. Deposits increased by ¥182.7 billion to ¥101,230.6 billion compared with March 31, 2015.

Non-performing loans based on the Financial Reconstruction Act on a consolidated basis decreased by ¥53.0 billion to ¥1,121.8 billion compared with March 31, 2015. Non-performing loan ratio was 1.31%, a decrease of 0.08 percentage point compared with March 31, 2015.

Sumitomo Mitsui Financial Group, Inc.

3. Earnings forecasts

The consolidated earnings forecast announced on May 13, 2015 remains unchanged.

4. Others

(Additional information)

In accordance with the provision set forth in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, issued on September 13, 2013) and other relevant provisions, changes are made to the presentation of “Net income” and other relevant items, and “Minority interests” is changed to “Non-controlling interests” from the three months ended June 30, 2015. Figures for “Three months ended June 30, 2014” and “March 31, 2015” in the consolidated financial statements reflect these changes.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

    (1) Consolidated balance sheets

		(Millions of yen)

	March 31, 2015	June 30, 2015

Assets:
Cash and due from banks	¥ 39,748,979	¥ 43,503,454
Call loans and bills bought	1,326,965	1,331,850
Receivables under resale agreements	746,431	776,781
Receivables under securities borrowing transactions	6,477,063	6,388,766
Monetary claims bought	4,286,592	4,257,551
Trading assets	7,483,681	7,720,983
Money held in trust	7,087	6,608
Securities	29,633,667	28,665,218
Loans and bills discounted	73,068,240	73,544,610
Foreign exchanges	1,907,667	2,175,565
Lease receivables and investment assets	1,909,143	1,911,612
Other assets	6,156,091	5,933,985
Tangible fixed assets	2,770,853	2,848,906
Intangible fixed assets	819,560	818,708
Net defined benefit asset	376,255	365,212
Deferred tax assets	127,841	115,900
Customers’ liabilities for acceptances and guarantees	7,267,713	7,598,685
Reserve for possible loan losses	(671,248)	(649,324)

Total assets	¥ 183,442,585	¥ 187,315,077

Liabilities:
Deposits	¥ 101,047,918	¥ 101,230,604
Negotiable certificates of deposit	13,825,898	15,015,306
Call money and bills sold	5,873,123	5,542,849
Payables under repurchase agreements	991,860	1,457,397
Payables under securities lending transactions	7,833,219	9,689,990
Commercial paper	3,351,459	3,041,490
Trading liabilities	5,664,688	6,148,108
Borrowed money	9,778,095	9,858,089
Foreign exchanges	1,110,822	1,057,917
Short-term bonds	1,370,800	1,361,500
Bonds	6,222,918	6,447,427
Due to trust account	718,133	728,481
Other liabilities	6,728,951	6,316,596
Reserve for employee bonuses	73,359	26,286
Reserve for executive bonuses	3,344	—
Net defined benefit liability	38,096	37,725
Reserve for executive retirement benefits	2,128	1,814
Reserve for point service program	19,050	19,449
Reserve for reimbursement of deposits	20,870	17,681
Reserve for losses on interest repayment	166,793	145,998
Reserve under the special laws	1,124	1,246
Deferred tax liabilities	601,393	616,895
Deferred tax liabilities for land revaluation	34,550	34,001
Acceptances and guarantees	7,267,713	7,598,685

Total liabilities	172,746,314	176,395,544

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	757,329	757,321
Retained earnings	4,098,425	4,258,030
Treasury stock	(175,261)	(175,292)

Total stockholders’ equity	7,018,389	7,177,955

Net unrealized gains (losses) on other securities	1,791,049	1,841,244
Net deferred gains (losses) on hedges	(30,180)	(44,654)
Land revaluation excess	39,014	37,896
Foreign currency translation adjustments	156,309	156,890
Remeasurements of defined benefit plans	47,667	50,700

Total accumulated other comprehensive income	2,003,859	2,042,077

Stock acquisition rights	2,284	2,382
Non-controlling interests	1,671,738	1,697,118

Total net assets	10,696,271	10,919,533

Total liabilities and net assets	¥ 183,442,585	¥ 187,315,077

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

		(Millions of yen)
Three months ended June 30	2014	2015
Ordinary income	¥ 1,118,656	¥ 1,259,549
Interest income	483,264	534,406
Interest on loans and discounts	314,310	329,186
Interest and dividends on securities	114,182	144,393
Trust fees	670	698
Fees and commissions	253,256	274,214
Trading income	46,006	76,174
Other operating income	259,680	312,705
Other income	75,776	61,349
Ordinary expenses	751,208	855,075
Interest expenses	88,662	101,193
Interest on deposits	27,966	33,779
Fees and commissions payments	34,345	35,436
Trading losses	2,234	23,687
Other operating expenses	209,044	241,836
General and administrative expenses	397,864	426,838
Other expenses	19,056	26,082

Ordinary profit	367,448	404,473

Extraordinary gains	183	3,644
Extraordinary losses	1,366	1,616

Profit before income taxes	366,265	406,501

Income taxes-current	79,926	88,944
Income taxes-deferred	27,366	21,954

Income taxes	107,293	110,899

Profit	258,972	295,602

Profit attributable to non-controlling interests	28,152	27,732

Profit attributable to owners of parent	¥ 230,819	¥ 267,869

(Consolidated statements of comprehensive income)
		(Millions of yen)

Three months ended June 30	2014	2015

Profit	¥ 258,972	¥ 295,602
Other comprehensive income	44,322	51,016
Net unrealized gains (losses) on other securities	67,055	50,803
Net deferred gains (losses) on hedges	15,761	(14,122)
Foreign currency translation adjustments	(35,151)	12,260
Remeasurements of defined benefit plans	3,308	3,109
Share of other comprehensive income of affiliates	(6,651)	(1,034)

Total comprehensive income	303,294	346,618

Comprehensive income attributable to owners of parent	277,464	307,205
Comprehensive income attributable to non-controlling interests	25,830	39,412

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2015

- Supplementary information -

Notes
1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)
2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)
3. Capital ratio as of June 30, 2015 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated	(Millions of yen)

			Three months ended June 30, 2015 (A)	Change (A) - (B)	Three months ended June 30, 2014 (B)
	Consolidated gross profit	1	796,045	87,453	708,592
	Net interest income	2	433,212	38,610	394,602
	Trust fees	3	698	28	670
	Net fees and commissions	4	238,778	19,867	218,911
	Net trading income	5	52,487	8,715	43,772
	Net other operating income	6	70,869	20,234	50,635
	General and administrative expenses	7	(426,838)	(28,974)	(397,864)
	Equity in gains (losses) of affiliates	8	5,809	5,910	(101)
	Consolidated net business profit	9	375,016	64,389	310,627
	Total credit cost	10	(6,503)	(31,661)	25,158
	Credit costs	11	(14,735)	(935)	(13,800)
	Write-off of loans	12	(13,551)	(1,379)	(12,172)
	Provision for reserve for possible loan losses	13	—	—	—
	Others	14	(1,183)	445	(1,628)
	Gains on reversal of reserve for possible loan losses	15	1,988	(21,519)	23,507
	Recoveries of written-off claims	16	6,242	(9,209)	15,451
	Gains (losses) on stocks	17	35,674	3,020	32,654
	Other income (expenses)	18	285	1,276	(991)
	Ordinary profit	19	404,473	37,025	367,448
	Extraordinary gains (losses)	20	2,027	3,209	(1,182)
	Gains (losses) on disposal of fixed assets	21	2,977	3,205	(228)
	Losses on impairment of fixed assets	22	(826)	55	(881)
	Profit before income taxes	23	406,501	40,236	366,265
	Income taxes-current	24	(88,944)	(9,018)	(79,926)
	Income taxes-deferred	25	(21,954)	5,412	(27,366)
	Profit	26	295,602	36,630	258,972
	Profit attributable to non-controlling interests	27	(27,732)	420	(28,152)
	Profit attributable to owners of parent	28	267,869	37,050	230,819
Notes:	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading losses) + (Other operating income - Other operating expenses)
	3.	SMFG revised the accounting items from the three months ended June 30, 2015. “Income before minority interests,” “Minority interests in net income” and “Net income” were changed to “Profit,” “Profit attributable to non-controlling interests” and “Profit attributable to owners of parent.”

	Number of consolidated subsidiaries and affiliates

			June 30, 2015	Change	March 31, 2015
	Consolidated subsidiaries	29	314	(3)	317
	Equity method affiliates	30	51	1	50

Sumitomo Mitsui Financial Group

SMBC non-consolidated	(Millions of yen)

		Three months ended June 30, 2015 (A)	Change (A) - (B)	Three months ended June 30, 2014 (B)
Gross banking profit	1	440,408	18,853	421,555
Net interest income	2	324,237	2,365	321,872
Trust fees	3	426	(41)	467
Net fees and commissions	4	73,762	6,212	67,550
Net trading income	5	3,856	(6,267)	10,123
Net other operating income	6	38,126	16,586	21,540

Gains (losses) on bonds	7	20,473	8,676	11,797
Expenses (excluding non-recurring losses)	8	(200,967)	(9,093)	(191,874)
Personnel expenses	9	(81,350)	(7,465)	(73,885)
Non-personnel expenses	10	(107,309)	(812)	(106,497)
Taxes	11	(12,308)	(817)	(11,491)
Banking profit (before provision for general reserve for possible loan losses)	12	239,440	9,760	229,680

Gains (losses) on bonds	13	20,473	8,676	11,797
Provision for general reserve for possible loan losses	14	—	—	—
Banking profit	15	239,440	9,760	229,680
Non-recurring gains (losses)	16	22,850	(26,977)	49,827
Credit costs	17	(967)	530	(1,497)
Gains on reversal of reserve for possible loan losses	18	17,763	(8,105)	25,868
Recoveries of written-off claims	19	3,618	(9,276)	12,894
Gains (losses) on stocks	20	28,285	(2,512)	30,797
Gains on sales of stocks	21	29,665	(2,173)	31,838
Losses on sales of stocks	22	(529)	(508)	(21)
Losses on devaluation of stocks	23	(850)	168	(1,018)
Other non-recurring gains (losses)	24	(25,849)	(7,612)	(18,237)
Ordinary profit	25	262,291	(17,217)	279,508
Extraordinary gains (losses)	26	2,867	3,782	(915)
Gains (losses) on disposal of fixed assets	27	3,077	3,161	(84)
Losses on impairment of fixed assets	28	(209)	621	(830)
Income before income taxes	29	265,159	(13,434)	278,593
Income taxes-current	30	(71,411)	(12,310)	(59,101)
Income taxes-deferred	31	(8,771)	9,647	(18,418)
Net income	32	184,976	(16,096)	201,072

Total credit cost (14+17+18+19)	33	20,415	(16,851)	37,266
Provision for general reserve for possible loan losses	34	16,309	4,941	11,368
Write-off of loans	35	(11)	12	(23)
Provision for specific reserve for possible loan losses	36	1,455	(13,012)	14,467
Losses on sales of delinquent loans	37	(955)	518	(1,473)
Provision for loan loss reserve for specific overseas countries	38	(0)	(33)	33
Recoveries of written-off claims	39	3,618	(9,276)	12,894

Note:  Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated			(%)

	Three months ended June 30, 2015 (A)	Change (A) - (B)	Three months ended June 30, 2014 (B)
Interest earned on loans and bills discounted (A)	1.24	(0.11)	1.35
Interest paid on deposits, etc. (B)	0.03	(0.00)	0.03
Interest spread (A) - (B)	1.21	(0.11)	1.32

3. Non-performing loans based on the Financial Reconstruction Act

Consolidated		(Billions of yen)
				March 31, 2015
		June 30, 2015	Change from March 31, 2015
Bankrupt and quasi-bankrupt assets	1	147.5	(4.6)	152.0
Doubtful assets	2	688.9	(39.1)	728.0
Substandard loans	3	285.4	(9.3)	294.8
Total problem assets (A)	4	1,121.8	(53.0)	1,174.8

Normal assets	5	84,672.2	1,196.6	83,475.6
Total (B)	6	85,794.0	1,143.7	84,650.3

Problem asset ratio (A/B)	7	1.31%	(0.08)%	1.39%

Amount of direct reduction		376.5	12.9	363.6

SMBC non-consolidated		(Billions of yen)
				March 31, 2015
		June 30, 2015	Change from March 31, 2015
Bankrupt and quasi-bankrupt assets	8	90.5	(2.5)	93.0
Doubtful assets	9	532.5	(22.6)	555.1
Substandard loans	10	115.8	(5.0)	120.9
Total problem assets (A)	11	738.9	(30.1)	769.0

Normal assets	12	78,564.0	431.6	78,132.4
Total (B)	13	79,302.9	401.5	78,901.4

Problem asset ratio (A/B)	14	0.93%	(0.04)%	0.97%

Amount of direct reduction		164.3	3.6	160.7

Note:	Non-performing loans based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Billions of yen)
		June 30, 2015					March 31, 2015
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2015	Gains	Losses
Held-to-maturity securities	1	3,177.7	18.6	(2.0)	18.6	—	3,397.2	20.6
Other securities	2	25,594.8	2,637.5	32.5	2,717.9	80.4	26,263.4	2,605.0
Stocks	3	4,270.6	2,230.0	175.7	2,234.5	4.5	4,066.0	2,054.3
Bonds	4	13,534.9	57.7	7.7	63.0	5.2	13,699.6	50.0
Japanese government bonds	5	10,876.5	20.1	7.1	22.4	2.3	11,007.0	13.0
Others	6	7,789.3	349.7	(150.9)	420.5	70.7	8,497.9	500.6
Foreign bonds	7	5,071.2	(48.6)	(77.8)	13.5	62.1	5,634.0	29.2
Other money held in trust	8	6.6	—	—	—	—	7.1	—
Total	9	28,779.1	2,656.2	30.6	2,736.5	80.4	29,667.7	2,625.6
Stocks	10	4,270.6	2,230.0	175.7	2,234.5	4.5	4,066.0	2,054.3
Bonds	11	16,712.6	76.4	5.8	81.6	5.2	17,096.7	70.6
Others	12	7,795.9	349.7	(150.9)	420.5	70.7	8,505.0	500.6

SMBC non-consolidated							(Billions of yen)
		June 30, 2015					March 31, 2015
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2015	Gains	Losses
Held-to-maturity securities	13	3,136.1	18.5	(1.9)	18.5	—	3,352.6	20.5
Stocks of subsidiaries and affiliates	14	3,567.0	(38.8)	19.7	49.6	88.4	3,414.8	(58.5)
Other securities	15	23,062.0	2,439.5	46.7	2,513.0	73.5	23,774.0	2,392.8
Stocks	16	4,195.0	2,184.3	194.6	2,188.2	3.9	3,970.9	1,989.7
Bonds	17	12,886.9	53.6	7.8	58.7	5.1	13,036.7	45.9
Japanese government bonds	18	10,558.8	18.2	7.0	20.5	2.3	10,687.1	11.1
Others	19	5,980.1	201.5	(155.7)	266.1	64.6	6,766.4	357.2
Foreign bonds	20	3,612.3	(46.1)	(76.4)	10.7	56.8	4,238.6	30.3
Total	21	29,765.2	2,419.2	64.5	2,581.1	162.0	30,541.4	2,354.7
Stocks	22	5,399.2	2,191.2	204.4	2,197.7	6.5	5,180.2	1,986.9
Bonds	23	16,023.1	72.1	5.8	77.2	5.1	16,389.3	66.3
Others	24	8,342.8	155.8	(145.7)	306.1	150.4	8,971.9	301.5

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within other securities and foreign stocks within others of other securities are measured at the average market price during the final month of the period. The rest of the securities are measured at market prices as of the balance sheet date.
	3.	Other securities and other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts. Net unrealized gains (losses) on other securities include gains or losses which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to net assets, accordingly. Gains of 1.9 billion yen and 29.9 billion yen were recognized in the income statements as of June 30, 2015 and March 31, 2015, respectively.
	4.	Floating-rate Japanese government bonds which SMBC held as other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated						(Billions of yen)
	June 30, 2015				March 31, 2015

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	182.6	116.2	66.4	(5.4)	230.6	163.2	67.4	12.2
Currency swaps	135.7	998.3	(862.7)	(35.4)	139.1	1,051.7	(912.6)	(32.8)
Others	0.3	9.5	(9.2)	(144.0)	0.1	5.1	(5.0)	(114.3)
Total	318.6	1,124.1	(805.5)	(184.9)	369.8	1,220.0	(850.2)	(135.0)

Notes:	1.	Derivative transactions are measured at fair value in the balance sheet.
	2.	SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
	3.	Figures for net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Notional amounts of interest rate swaps (under deferred hedge accounting), by remaining maturity
(Billions of yen	)

	June 30, 2015				March 31, 2015

	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	3,359.4	18,862.2	7,973.8	30,195.4	4,581.1	18,837.9	7,606.3	31,025.3
Receivable floating rate /payable fixed rate	1,271.8	7,191.5	7,938.5	16,401.7	1,501.4	7,384.3	7,360.5	16,246.2
Receivable floating rate /payable floating rate	3.7	—	—	3.7	3.6	—	—	3.6
Total	4,634.8	26,053.6	15,912.3	46,600.7	6,086.1	26,222.2	14,966.8	47,275.1

6. Deposits and loans

SMBC non-consolidated					(Billions of yen)

	June 30, 2015	Change from June 30, 2014	June 30, 2014		Reference: March 31, 2015
Domestic deposits	77,380.9	3,515.7	73,865.3		77,789.1
Individual	42,442.9	1,681.3	40,761.5		41,768.1
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	68,267.9	4,790.4	63,477.5		68,274.3
Domestic offices (excluding offshore banking account)	48,686.7	1,026.7	47,659.9		49,346.5
Overseas offices and offshore banking accounts	19,581.2	3,763.7	15,817.5		18,927.8
7. ROE
Consolidated			(	%)

	Three months ended June 30, 2015	Change	Three months ended June 30, 2014
ROE (denominator: Total stockholders’ equity)	15.1	0.9	14.2

Note:
	ROE =	(Profit attributable to owners of parent) X (Number of days in a year (365 days)) / (Number of days in the period (91 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2